Press Release

UR-ENERGY ANNOUNCES $60 MILLION BOUGHT DEAL FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

DENVER, COLORADO, April 17, 2007 - Ur-Energy Inc. (TSX:URE) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers led by GMP Securities L.P., and including Raymond James Ltd., Cormark Securities Inc., and Canaccord Adams (the "Underwriters"), which have agreed to purchase, on a bought deal basis, 12,632,000 common shares of Ur-Energy at a purchase price of $4.75 per common share, for aggregate gross proceeds to the Company in the amount of approximately $60 million. The Underwriters also have been granted an over-allotment option exercisable for a period of 30 days following the closing, to purchase up to 1,894,800 additional common shares at the issue price for market stabilization and over-allotment purposes. Ur-Energy plans to use the net proceeds of the offering to finance the development and exploration of the Company’s uranium projects and for general corporate purposes including working capital.

The common shares to be issued under this offering will be offered by way of a short form prospectus in all provinces in Canada, other than Quebec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

For further information, please contact:

W. William Boberg
Chief Executive Officer and President
Ur-Energy Inc.
Telephone: (720) 981-4588
Email: bill.boberg@ur-energyusa.com
Web site: www.ur-energy.com

This release contains forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.